================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________

                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


For the Year Ended December 31, 2000        Commission file number 1-12910



                               STORAGE USA, INC.
                         PROFIT SHARING AND 401(K) PLAN
                            (Full title of the plan)



                               STORAGE USA, INC.
                          175 Toyota Plaza, Suite 700
                               Memphis, TN 38103
                           Telephone: (901) 252-2000
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



                                   62-1251239
                      (I.R.S. Employer Identification No.)

================================================================================

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN
                ------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                           DECEMBER 31, 2000 AND 1999
                           --------------------------



                                     INDEX
                                     -----

                                                                         Page(s)
                                                                         -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Plan Benefits
   as of December 31, 2000 and 1999                                         2

 Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2000                            3

 Notes To Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULES:

 Schedule I:  Schedule of Assets Held for Investment Purposes
   as of December 31, 2000                                                  9

 Schedule II:  Schedule of Non-Exempt Transactions for the Year Ended
   December 31, 2000                                                       10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Trustees of the
Storage USA, Inc. Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Storage USA, Inc. Profit Sharing and 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Memphis, Tennessee,
June 26, 2001.

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN
                ------------------------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 2000 AND 1999
                        --------------------------------



                                                                           1999
                                                                      (As restated -
                                                             2000      see Note 2)
                                                       ----------      ----------
Investments, at fair value (Note 3)                    $9,424,805      $7,629,005

Receivables:
 Employee contributions                                    97,071          81,865
 Employer matching and profit sharing contributions        56,337         878,056
 Other employer contributions (Notes 1 and 2)                   -         606,915
 Dividends                                                 17,470               -
                                                       ----------      ----------

                                                          170,878       1,566,836
                                                       ----------      ----------

Net assets available for plan benefits                 $9,595,683      $9,195,841
                                                       ==========      ==========


               The accompanying notes to financial statements are
                     an integral part of these statements.

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN
                ------------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------

Additions to (deductions from) net assets attributed to:
 Employee contributions                                      $ 1,448,320
 Employer contributions                                          320,864
 Interest and dividends                                          708,869
 Net realized and unrealized depreciation
   in fair value of investments                               (1,049,504)
 Benefits paid to participants                                (1,028,707)
                                                             -----------

       Net increase                                              399,842

Net assets available for plan benefits:
 Beginning of year (as restated, see Note 2)                   9,195,841
                                                             -----------

 End of year                                                 $ 9,595,683
                                                             ===========


               The accompanying notes to financial statements are
                      an integral part of this statement.

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN
                ------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 2000 and 1999
                           --------------------------


1. DESCRIPTION OF THE PLAN:
   -----------------------

The following description of the Storage USA, Inc. Profit Sharing and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full-time employees of Storage USA, Inc. (the "Company") who have completed three months of service. Prior to January 1, 2000, employees must have completed six months of service to participate in the Plan. The Plan allows participants to make contributions to the following Putnam Investment mutual fund options: Equity Income, Global Growth, U.S. Government, Growth and Income, Voyager, Money Market; and, in addition, Company Stock. The participant may direct employee contributions and the employer contributions in 5% increments in any or all of the available options and may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration
-------------------

General administration of the Plan is the responsibility of the Company. The Company has delegated certain aspects of its authority for purposes of day-to-day administration to Putnam Fiduciary Trust Company (the "Trustee"). The Trustee provides recordkeeping, accounting, daily trading and custodial services.

Contributions
-------------

Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 100% of elective deferrals up to 3% of eligible compensation and 50% of elective deferrals from 3% to 5% of eligible compensation. The Company could also elect to make discretionary profit sharing contributions and made such a contribution for the year ended December 31, 1999, totaling approximately $866,000 which is included in the employer matching and profit sharing contributions receivable as of December 31, 1999. Effective January 1, 2000, the Plan was amended to eliminate the profit sharing portion of the Plan and no such contribution was made for the year ended December 31, 2000.

In addition, in 1999, the Company filed an application for Voluntary Compliance Resolution with the Internal Revenue Service related to Plan years 1994 through 1998 resulting in additional employer contributions of approximately $607,000 (see Note 2). These additional employer contributions are included in other employer contributions receivable on the statement of net assets available for plan benefits as of December 31, 1999, and were paid to the Plan during 2000.

    -----------------------------------

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Prior to January 1, 2000, vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service as follows:

          Years of Continuous Service            Vested Percentage
          ---------------------------            -----------------

           Less than 2 years                          0%
           At least 2, but less than 3                20%
           At least 3, but less than 4                40%
           At least 4, but less than 5                60%
           At least 5, but less than 6                80%
           6 or more years                            100%

Employees are fully vested in the Company's matching contributions made after January 1, 2000.

Participant's Accounts
----------------------

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
-------------------

Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In addition, participants over age 59-1/2 may withdraw amounts upon request and in the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

Forfeited Accounts
------------------

At December 31, 2000 and 1999, forfeited nonvested accounts total approximately $34,000 and $125,000, respectively, and were invested in the Putnam Money Market Fund. Forfeited nonvested accounts are used to reduce future employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   ------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Restatement of Employer Contributions Receivable
------------------------------------------------

The statement of net assets available for plan benefits as of December 31, 1999, as previously reported, was understated due to an omission of certain receivables which had not been determined. The Company submitted to the Internal Revenue Service a Voluntary Compliance Resolution application with

    ------------------------------------------------------

respect to certain errors in the Plan's administration for Plan years 1994 through 1998. The Company corrected the administrative errors by making a contribution of approximately $607,000 to the Plan and received approval of its remediation plan from the Internal Revenue Service. No penalties or fines have been assessed against the Plan or the Company and the Company does not expect any. Net assets as of December 31, 1999 have been restated from the amount previously reported to reflect approximately $607,000 in other employer contributions receivable.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company Stock is valued at its quoted market price.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
-----------------------

Expenses of maintaining the Plan are paid by the Company.


3.    INVESTMENTS:
      ------------

The following presents investments that represent 5% or more of the Plan's net assets:

                                                     December 31,
                                               2000             1999
                                            ----------       ----------

   Putnam Equity Income Fund                $1,056,197       $  806,710
   Putnam Global Growth Fund                 1,313,638        1,447,695
   The Putnam Fund for Growth and Income     1,816,176        1,377,709
   Putnam Voyager Fund                       2,595,916        2,254,335
   Putnam Money Market Fund                  1,590,068          994,330
   Storage USA, Inc. Common Stock              803,591          574,714

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

            Mutual funds                       $(1,083,139)
            Common stock                            33,635
                                               -----------

            Total                              $(1,049,504)
                                               ===========

4. RELATED PARTY TRANSACTIONS:
   --------------------------

Certain Plan investments are shares of mutual funds managed by Putnam Investments, a division of the Trustee. Therefore, these transactions qualify as party-in-interest.

Additionally, Storage USA, Inc., as Plan Sponsor, is a related party. Investments include shares of Storage USA, Inc.'s common stock. The market value of the Storage USA, Inc. common stock was $31.75 and $30.25 per share as of December 31, 2000 and 1999, respectively.

5. PLAN TERMINATION:
   ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6. TAX STATUS:
   ----------

The Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations. Other than the matters addressed in the Voluntary Compliance Resolution application (see Note 2), the Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended subsequent to receipt of the latest determination letter, however, the Plan's management believes the Plan is being operated in compliance with applicable requirements and continues to be exempt from Federal income taxes.

7. RISKS AND UNCERTAINTIES:
   -----------------------

Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the accompanying financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500:
   -------------------------------------------------------

The Form 5500 was prepared on a modified cash basis based on information provided by the Plan Trustee. The 2000 and 1999 Form 5500s varied from the accompanying financial statements due to the accrual of certain receivables at year end.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2000 and 1999 to the Form 5500:

                                                                        2000          1999
                                                                     ----------   -----------
   Net assets available for plan benefits per
     the financial statements                                        $9,595,683   $ 9,195,841
   Less: Employee contributions receivable                              (97,071)      (81,865)
         Employer contributions receivable                              (56,337)   (1,484,971)
         Dividends receivable                                           (17,470)            -
                                                                     ----------   -----------
   Net assets available for plan benefits per Form 5500              $9,424,805   $ 7,629,005
                                                                     ==========   ===========

The following is a reconciliation of employee and employer contributions per the financial statements for the year ended December 31, 2000 to the Form 5500:


   Employee contributions per the financial statements                       $1,448,320
   Less: Employee contributions receivable as of December 31, 2000              (97,071)
   Add: Employee contributions receivable as of December 31, 1999                81,865
                                                                             ----------
   Employee contributions per Form 5500                                      $1,433,114
                                                                             ==========

   Employer contributions per the financial statements                       $  320,864
   Less: Employer contributions receivable as of December 31, 2000              (56,337)
   Add: Employer contributions receivable as of December 31, 1999             1,484,971
                                                                             ----------
   Employer contributions per Form 5500                                      $1,749,498
                                                                             ==========

9.  SUBSEQUENT EVENT:
    ----------------

Effective January 1, 2001, the Company changed trustees to Prudential Trust Company. In conjunction with this change, the Company adopted a new prototype plan document and changed the investment options to the following: Prudential MoneyMart Assets, Prudential Target Total Return Bonus Fund, Prudential Active Balanced Fund, Prudential Stock Index Fund, Prudential Target Large Cap Growth Fund, Davis New York Venture Fund, Franklin California Growth Fund, John Hancock Small Cap Value Fund, Euro Pacific Growth Fund and Vankampen Real Estate Security Fund.

                                                            Schedule I


                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN
                ------------------------------------------------

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 2000
                            -----------------------


                                  Description               Current
 Identity of Issuer             of Investments               Value
---------------------       ----------------------------  ----------

*Putnam Mutual Fund         Equity Income Fund            $1,056,197

*Putnam Mutual Fund         Global Growth Fund             1,313,638

*Putnam Mutual Fund         U.S. Government Income Trust     249,219

*Putnam Mutual Fund         Fund for Growth and Income     1,816,176

*Putnam Mutual Fund         Voyager Fund                   2,595,916

*Putnam Mutual Fund         Money Market Fund              1,590,068

*Storage USA, Inc.          Common Stock                     803,591
                                                          ----------

       Total investments                                  $9,424,805
                                                          ==========


*Parties-in-interest (Note 4).

                                                                     Schedule II

                STORAGE USA, INC. PROFIT SHARING AND 401(k) PLAN
                ------------------------------------------------

                      SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      -----------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------


                                                    Description of transactions                                    Amount
                       Relationship to Plan,          including maturity date, rate                                  of
  Identity of           employer or other           of interest, collateral, par              Amount of           Earnings/
Party Involved          party-in-interest                or maturity value                   Transaction          Interest
-------------------    --------------------     ------------------------------------        ------------          ---------
Storage USA, Inc.       Plan Sponsor            Use of Plan assets by the Company             $19,795                $125
                                                due to inadvertent late transmission
                                                of employee contributions withheld
                                                from pay in April 2000, remitted to
                                                the Plan on September 19, 2000.
                                                Interest was paid to the Plan on
                                                December 14, 2000.

Storage USA, Inc.       Plan Sponsor            Use of Plan assets by the Company             $97,071                $ 21
                                                due to inadvertent late transmission
                                                of employee  contributions withheld
                                                from pay in  December 2000, remitted
                                                to the Plan  on January 24, 2001.


                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   STORAGE USA, INC.
                                   PROFIT SHARING AND 401(K) PLAN




                                    By   /s/ Christopher P. Marr
                                         --------------------------
                                        Christopher P. Marr
                                        Chief Financial Officer

Date: July 13, 2001
      Memphis, TN